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                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 12)*

                                    PS Group, Inc.
- -------------------------------------------------------------------------------
                                    (Name of Issuer)

                       Common Stock, par value $1.00 per share
- -------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      693624-108
- -------------------------------------------------------------------------------
                                     (CUSIP Number)

                       Janice V. Sharry, Haynes and Boone, L.L.P.
               3100 Nations Bank Plaza, Dallas, TX 75202, (214) 651-5562
- -------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                      May 21, 1996
- -------------------------------------------------------------------------------
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D


CUSIP No. 693624-108                             Page   2   of   9   Pages
                                                      -----    -----
- -------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Partners, L.P., a Delaware limited partnership
        22-2875193
- -------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                     (b) / /

- -------------------------------------------------------------------------------
 3    SEC USE ONLY

- -------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

        WC
- -------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                / /

- -------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                1,198,270
    NUMBER OF         ---------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   0
       EACH           ---------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                      1,198,270
                      ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,198,270
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.7%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

        PN
- -------------------------------------------------------------------------------

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         The Schedule 13D dated December 2, 1993, as amended (the "Schedule
13D") of ESL Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Common Stock, par value $1.00 per share (the "Shares"), of PS Group, Inc., a Delaware corporation (the "Company"), is hereby amended as set forth below. Capitalized terms in this Amendment No. 12 shall have the meanings set forth in the Schedule 13D.

ITEM 4.            PURPOSES OF THE TRANSACTION.

Item 4 is hereby amended by the addition of the following paragraphs:

         "On May 21, 1996, the Partnership and the Company signed a Confidentiality Agreement dated as of May 17, 1996 concerning the Partnership's consideration of a possible negotiated transaction with the Company involving some or all of its aircraft.

         Based upon the Company's commitments, as stated in publicly available filings, (i) to appoint Christopher Mills as an additional director of the Company, (ii) to undertake a review of possibly proposing the elimination of a staggered Board of Directors, and (iii) not to enter into new businesses, the Partnership currently intends to vote in favor of the Company's nominees for the Board of Directors and the Company's reorganization plan at the 1996 Annual Meeting. The Partnership does not have any relationship with, and is not affiliated or associated with, Christopher Mills."

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER.

Item 5(c) is hereby amended and restated by the following paragraph:

         "(c)      The Partnership has not engaged in any transactions in the
Shares since May 2, 1996, the date of the most recent filing on Schedule 13D."

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by the addition of the following paragraph:

         "7.4 Confidentiality Agreement dated as of May 17, 1996, between ESL Partners, L.P. and PS Group, Inc."

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 12 to Schedule 13D is true, complete and correct.

         Date: May 21, 1996.


                           ESL PARTNERS, L.P.


                           By:  RBS Partners, L.P., its general partner

                                By:  ESL Investments, Inc.
                                     its general partner


                                By:  /s/ E.J. Bird
                                     --------------------------
                                     Name:   E.J. Bird
                                     Title:  Vice President

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                                EXHIBIT INDEX


  EXHIBIT                 DESCRIPTION                PAGE
  -------                 -----------                ----
    7.4       Confidentiality Agreement dated as      6
              of May 17, 1996, between ESL
              Partners, L.P. and PS Group, Inc.

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                                 EXHIBIT 7.4

                           CONFIDENTIALITY AGREEMENT
                              AS OF MAY 17, 1996


ESL Partners, L.P.
1 Lafayette Place
Greenwich, Connecticut  06830

Attention:  Mr. Edward S. Lampert

         In connection with your consideration of a possible negotiated transaction with PS Group, Inc. (the "Company") involving some or all of its aircraft (a "Potential Transaction"), the Company is prepared to make available to you certain non-public information. As a condition to such information being furnished to you and your Representatives (as hereinafter defined), you agree to treat any information concerning the Company (whether prepared by the Company, its Representatives or otherwise, and irrespective of the form of communication) which is furnished to you or to your Representatives now or in the future by or on behalf of the Company (herein collectively referred to as the "Evaluation Material") in accordance with the provisions of this letter agreement, and to take or abstain from taking certain other actions as hereinafter set forth. As used in this letter, a party's "Representatives" shall include the directors, officers, employees, agents, partners or advisors of such party (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) and those of such party's parent company, subsidiaries and affiliates. Notwithstanding any other provision hereof, the Company reserves the right not to make available hereunder any information, the provision of which is determined by it, in its sole discretion, to be inadvisable or inappropriate.

         The term "Evaluation Material" also shall be deemed to include all notes, analyses, compilations, studies, interpretations or other documents prepared by you or your Representatives which contain, reflect or are based upon, in whole or in part, the information furnished to you or your Representatives pursuant hereto. The term Evaluation Material does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives, (ii) was within your possession prior to its being furnished to you by or on behalf of the Company pursuant hereto, provided that the source of such information was not known by you to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information or (iii) becomes available to you on a non-confidential basis from a source other than the Company or any of its Representatives, provided that such source is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information.

         Except as otherwise provided herein, you hereby agree that you and your Representatives shall use the Evaluation Material solely for the purpose of evaluating a Potential Transaction and for no other purpose, that the Evaluation Material will be kept confidential and that you and your Representatives will not disclose any of the Evaluation Material in any manner whatsoever; PROVIDED, HOWEVER, that (i) you may make any disclosure of Evaluation Material to which the Company gives its prior written consent and
(ii) any of the Evaluation Material may be disclosed to your Representatives who need to have such Evaluation Material for the sole purpose of evaluating a Potential Transaction, who are provided with a copy of this letter agreement and who agree in writing to be bound by the terms hereof to the same extent as you. In any event, you agree to undertake reasonable precautions to safeguard and protect the confidentiality of the Evaluation Material, to accept responsibility for any breach of this letter agreement by any of your Representatives, and at your sole expense to take all reasonable measures (including but not limited to court proceedings) to restrain your Representatives from prohibited or unauthorized disclosure or uses of the Evaluation Material.

         In addition, except as otherwise provided herein, you agree that, without the prior written consent of the Company, you and your Representatives will not disclose to any other person the fact that the Evaluation Material has been made available to you, that discussions or negotiations are taking place concerning a Potential Transaction or any of the terms, conditions or other facts with respect thereto (including the status thereof); PROVIDED, HOWEVER, that you may make such disclosure if the Company has already done so or you have received advice of your outside counsel that such disclosure must be made by you in order that you not commit a violation of law; and FURTHER PROVIDED, that any such permitted disclosure shall not affect or impair your obligations of confidentiality hereunder with respect to the Evaluation Material. It is understood and agreed that nothing contained herein shall be deemed to inhibit, impair or restrict your ability or the ability of your Representatives to have discussions or negotiations with other persons for the purposes of discussing or negotiating potential financing and/or partnering with or investment in the Potential Transaction as long as each of such persons agrees in writing to be bound by the terms of this letter agreement. The term PERSON as used in this letter agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

         In the event that you or any of your Representatives are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Evaluation Material, you shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you or any of the Representatives are nonetheless, upon the advice of counsel, legally compelled to disclose Evaluation Material to any tribunal or else stand liable for contempt or suffer other censure or penalty, you or your Representatives may, without liability hereunder, disclose to such tribunal only that portion of the Evaluation Material which such counsel advises you is legally required to be disclosed, provided that you exercise your best efforts to preserve the confidentiality of the Evaluation Material, including, without limitation, by cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material by such tribunal.

         If you decide that you do not wish to proceed with a Potential Transaction, you will promptly inform the Company of that decision. In that case, or at any time upon the request of the Company for any reason, you will promptly deliver to the Company all Evaluation Material (and all copies thereof) furnished to you or your Representatives by or on behalf of the Company pursuant hereto; PROVIDED, HOWEVER, that documentation prepared solely by you or your Representatives in connection with the evaluation of the Potential Transaction, including, without limitation, computer-generated information, analyses, compilations, studies, word processing, visual or auditory records or recordings, may be retained by you and your Representatives subject to the confidentiality provisions hereof. Notwithstanding the return of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.

         You understand and acknowledge that neither the Company nor any of its Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of its Evaluation Material. You agree that neither the Company nor any of its Representatives shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom. Only those representations or warranties which are made in a final definitive agreement regarding a Potential Transaction, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

         You acknowledge and agree that you are aware (and that your Representatives are aware or, upon receipt of any Evaluation Information, will be advised by you) of the restrictions imposed by the United States federal securities laws and other applicable foreign and domestic laws on a person possessing material non-public information about a public company and that you and your Representatives will comply with such laws in a manner consistent with your confidentiality obligations hereunder.

         You understand and agree that no contract or agreement providing for a Potential Transaction or any other transaction involving the Company shall be deemed to exist between you and the Company unless and until a final definitive agreement has been executed and delivered. You also agree that unless and until a final definitive agreement regarding a Potential Transaction has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to a Potential Transaction by virtue of this letter agreement except for the matters specifically agreed to herein. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your Representatives with regard to a Potential Transaction, and to terminate discussions and negotiations with you at any time. You further understand that (i) the Company and its Representatives shall be free to conduct any process for a Potential Transaction, if and as they in their sole discretion shall determine (including, without limitation, negotiating with any other interested parties and entering into a definitive agreement therewith without prior notice to you or any other person), and (ii) any procedures relating to such process or transaction may be changed at any time without notice to you or any other person. Neither this paragraph nor any other provision in this agreement can be waived or amended except by written consent of the Company, which consent shall specifically refer to this paragraph (or such provision) and explicitly make such waiver or amendment.

         It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

         It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this letter agreement but shall be in addition to all other remedies available at law or equity to the Company. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this letter agreement, then you shall be liable and pay to the Company the reasonable legal fees incurred by the Company in connection with such litigation, including any appeal therefrom.

         This letter agreement is for the benefit of the Company, its Representatives and their directors, officers, stockholders, owners, affiliates, and agents, and shall be governed by and construed in accordance with the laws of the State of Delaware (the "Subject State") applicable to agreements made and to be performed entirely within the Subject State. You also hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of California located within the County of Los Angeles and of the United States of America located in the Central District of California for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby (and you agree not to commence any action, suit or proceeding relating thereto except in such courts, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court). You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby, in the courts of California or the United States of America located in California, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

         It is understood and agreed that, unless and until you otherwise direct the Company in writing, the Company shall send all Evaluation Material directly to your legal counsel at the address noted below and that the Company shall not send any Evaluation Material directly to you.

                   Janice V. Sharry, Esq.
                   Haynes and Boone, L.L.P.
                   901 Main Street, Suite 3100
                   Dallas, Texas  75202

         Please confirm your agreement with the foregoing by having a duly authorized representative of your organization sign and return one copy of this letter to the undersigned. This letter agreement may be executed by counterpart signatures, each of which shall constitute an original but all of which shall together constitute a single instrument.

                                Very truly yours,

                                PS Group, Inc.


                                By:      /s/ Johanna Unger
                                    --------------------------------------
                                    Name:  Johanna Unger
                                           -------------------------------
                                    Title: Vice President and Controller
                                           -------------------------------

Accepted and agreed to as of
the date first written above:

ESL Partners, L.P.


By:  RBS Partners, L.P., its
     general partner

By:  ESL Investments, Inc., its
     general partner


By:     /s/ Edward S. Lampert
    ------------------------------
    Name:  Edward S. Lampert
           -----------------------
    Title: President
           -----------------------